UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
Rule 13E-3 Transaction Statement
Pursuant to Section 13(e) of
the Securities Exchange Act of 1934
LEAR CORPORATION
(Name of the Issuer)
Lear Corporation
American Property Investors, Inc.
American Real Estate Partners, L.P.
American Real Estate Holdings Limited Partnership
AREP Car Holdings Corp.
AREP Car Acquisition Corp.
Carl C. Icahn
Vincent J. Intrieri
(Names of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
521865105
(CUSIP Number of Class of Securities)

Lear Corporation 21557 Telegraph Road Southfield, MI 48033 Attn: Daniel A. Ninivaggi Executive Vice President, Secretary and General Counsel (248) 447-1500	American Real Estate Partners, L.P. 767 Fifth Avenue, Suite 4700 New York, New York 10153 Attn: Keith A. Meister Principal Executive Officer and Vice Chairman of the Board (212) 702-4300
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)
With copies to:

Bruce A. Toth, Esq. Winston & Strawn LLP 35 W. Wacker Drive Chicago, Illinois 60601 (312) 558-5600	Steven L. Wasserman, Esq. DLA Piper US LLP 1251 Avenue of the Americas New York, New York 10020 (212) 335-4948
     This statement is filed in connection with (check the appropriate box):
a. ☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
     Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction valuation	$2,858,944,606*	Amount of filing fee	$87,770	**

*	Calculated solely for the purpose of determining the filing fee.

**	The maximum aggregate value was determined based upon the sum of (A) 76,642,783 shares of Common Stock multiplied by $36.00 per share; (B) options to purchase 720,575 shares of Common Stock with exercise prices less than $36.00 multiplied by $3.94 (which is the difference between $36.00 and the weighted average exercise price of $32.06 per share); (C) restricted stock units with respect to 1,856,831 shares of Common Stock multiplied by $36.00 per share; (D) stock appreciation rights with respect to 2,209,952 shares of Common Stock multiplied by $9.16 (which is the difference between $36.00 and the weighted average exercise price of $26.84 per share); (E) deferred unit accounts with respect to 104,432 shares of Common Stock multiplied by $36.00 per share; and (F) performance shares with respect to 169,909 shares of Common Stock multiplied by $36.00 per share. In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying 0.0000307 by the sum calculated in the preceding sentence.

☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$87,770	Filing Party:	Lear Corporation

Form or Registration No.:	Schedule 14A	Date Filed:	March 20, 2007

INTRODUCTION
     This Rule 13e-3 Transaction Statement (the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Lear Corporation, a Delaware corporation (the “Company”), AREP Car Holdings Corp., a Delaware corporation (“Parent”), AREP Car Acquisition Corp., a Delaware corporation (“Merger Sub”), American Real Estate Holdings Limited Partnership, a Delaware limited partnership (“AREH”), American Real Estate Partners, L.P., a Delaware limited partnership (“AREP”), American Property Investors, Inc., a Delaware corporation, Carl C. Icahn and Vincent J. Intrieri (collectively, the “Filing Persons”).
     This Transaction Statement relates to the Agreement and Plan of Merger, dated as of February 9, 2007 (the “Merger Agreement”), by and among the Company, Parent and Merger Sub. If the Merger Agreement is approved by the Company’s stockholders and the other conditions to the closing of the merger are either satisfied or waived, Merger Sub will be merged with and into the Company (the “Merger”). The separate corporate existence of Merger Sub will cease, and the Company will continue its corporate existence under Delaware law as the surviving corporation in the Merger. The separate corporate existence of the Company with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger. Upon consummation of the Merger, each share of Company common stock issued and outstanding immediately prior to the effective time of the merger, other than shares owned by Parent, Merger Sub or any subsidiary of Parent or shares held by holders who have properly demanded and perfected their appraisal rights, will be converted into the right to receive $36.00 in cash, without interest and less any applicable withholding taxes.
     Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act in connection with the Merger and the annual meeting of the stockholders of the Company. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Appendix A and is incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.
     Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes, exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.
     All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person was supplied by such Filing Person, and no other Filing Person, including the Company, takes responsibility for the accuracy of such information as it relates to any other Filing Person.
     The filing of this Transaction Statement shall not be construed as an admission by any of the Filing Persons or by any affiliate of a Filing Person that any Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3.
Item 1. Summary Term Sheet
     The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
     “Summary Term Sheet”
Item 2. Subject Company Information
     (a) Name and Address. The Company’s name and the address and telephone number of its principal executive offices are as follows:

Lear Corporation
21557 Telegraph Road
Southfield, Michigan 48033
(248) 447-1500
     (b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Summary of Annual Meeting – Outstanding Shares”
     (c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
     “Important Information Regarding Lear—Market Price of Common Stock”
     (d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
     “The Merger Agreement—Conduct of Business Prior to Closing”
     “Important Information Regarding Lear—Market Price of Common Stock”
     (e) Prior Public Offerings. Not applicable.
     (f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
     “Important Information Regarding Lear—Prior Purchases and Sales of Lear Common Stock”
Item 3. Identity and Background of Filing Person
     (a) Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“The Parties to the Merger”
“Important Information Regarding Lear”
The required information for this Item 3(a) for filing persons other than Lear is set forth on Appendix A hereto.
     (b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
 “Summary Term Sheet”
 “The Parties to the Merger”
 “Important Information Regarding Lear”
 The required information for this Item 3(b) for filing persons other than Lear is set forth on Appendix A hereto.
     (c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“The Parties to the Merger”
“Directors and Beneficial Ownership”
“Important Information Regarding Lear—Executive Officers of Lear”
The required information for this Item 3(c) for filing persons other than Lear is set forth in Appendix A hereto.
Item 4. Terms of the Transaction
     (a) Material terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Answers to Questions You May Have”
“Summary of the Annual Meeting”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and our Board of Directors”
“Special Factors—Opinion of Financial Advisor to the Special Committee”
“Special Factors—Mr. Icahn’s, Mr. Intrieri’s, AREP’s, Parent’s and Merger Sub’s Purpose and Reasons for the Merger”
“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger to Our Stockholders”
“The Merger Agreement”
Appendix A—The Merger Agreement
     (c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Answers to Questions You May Have”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Interests of Lear’s Directors and Executive Officers in the Merger”
“The Merger Agreement—Treatment of Options and Other Awards”
     (d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Summary Term Sheet”

“Answers to Questions You May Have”
“Appraisal Rights”
Appendix E—Section 262 of the General Corporation Law of the State of Delaware
(e) Provisions for Unaffiliated Security Holders. None.
(f) Eligibility for Listing or Trading. Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements
     (a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors—Background of the Merger”
“Special Factors—Limited Guaranty”
“Special Factors—Interests of the Lear’s Directors and Executive Officers in the Merger”
“Special Factors—Voting Agreement”
“The Merger Agreement”
     (b)-(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors”
“Special Factors—Opinion of Financial Advisor to the Special Committee”
“Special Factors—Mr. Icahn’s, Mr. Intrieri’s, AREP’s, Parent’s and Merger Sub’s Purpose and Reasons for the Merger”
“Special Factors—The Position of Mr. Icahn, Mr. Intrieri, AREP, Parent and Merger Sub as to the Fairness of the Merger”
“Special Factors—Plans for Lear after the Merger”
“Special Factors—Limited Guaranty”
“Special Factors—Interests of Lear’s Directors and Executive Officers in the Merger”
“Special Factors—Voting Agreement”
“The Merger Agreement”

Appendix A—The Merger Agreement
(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors—Financing of the Merger”
“Special Factors—Interests of Lear’s Directors and Executive Officers in the Merger”
“Special Factors—Limited Guaranty”
“Special Factors—Voting Agreement”
“The Merger Agreement”
Appendix A—The Merger Agreement
Item 6. Purposes of the Transaction and Plans or Proposals
     (b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Answers to Questions You May Have”
“Special Factors—Mr. Icahn’s, Mr. Intrieri’s, AREP’s, Parent’s and Merger Sub’s Purposes and Reasons for the Merger”
“Special Factors—Plans for Lear after the Merger”
“Special Factors—Certain Effects of the Merger”
“The Merger Agreement—Merger Consideration”
“The Merger Agreement—Treatment of Options and Other Awards”
Appendix A—The Merger Agreement
     (c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Answers to Questions You May Have”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors”
“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Special Factors—Mr. Icahn’s, Mr. Intrieri’s, AREP’s, Parent’s and Merger Sub’s Purpose and Reasons for the Merger”
“Special Factors—The Position of Mr. Icahn, Mr. Intrieri, AREP, Parent and Merger Sub as to the Fairness of the Merger”
“Special Factors—Plans for Lear after the Merger”
“Special Factors—Certain Effects of the Merger”
“Special Factors— Financing of the Merger”
“Special Factors—Interests of Lear’s Directors and Executive Officers in the Merger”
“The Merger Agreement”
Appendix A—The Merger Agreement
Item 7. Purposes, Alternatives, Reasons and Effects
     (a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors”
“Special Factors—Opinion of Financial Advisor to the Special Committee”
“Special Factors—Mr. Icahn’s, Mr. Intrieri’s, AREP’s, Parent’s and Merger Sub’s Purpose and Reasons for the Merger”
“Special Factors—The Position of Mr. Icahn, Mr. Intrieri, AREP, Parent’s and Merger Sub’s as to the Fairness of the Merger”
“Special Factors—Plans for Lear after the Merger”
“Special Factors—Certain Effects of the Merger”
     (b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors”
“Special Factors—Opinion of Financial Advisor to the Special Committee”
“Special Factors— Mr. Icahn’s, Mr. Intrieri’s, AREP’s, Parent’s and Merger Sub’s Purpose and Reasons for the Merger”

“Special Factors—The Position of Mr. Icahn, Mr. Intrieri, AREP, Parent and Merger Sub as to the Fairness of the Merger”
     (c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Answers to Questions You May Have”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors”
“Special Factors—Opinion of Financial Advisor to the Special Committee”
“Special Factors— Mr. Icahn’s, Mr. Intrieri’s, AREP’s, Parent’s and Merger Sub’s Purpose and Reasons for the Merger”
“Special Factors—The Position of Mr. Icahn, Mr. Intrieri, AREP, Parent and Merger Sub as to the Fairness of the Merger”
“Special Factors—Plans for Lear after the Merger”
     The Strategic Assessment Report, dated February 2, 2007, by A. T. Kearney Inc. for American Real Estate Partners, L.P. is attached hereto as Exhibit (c)(3) and is incorporated herein by reference. The summary of this report is set forth in Appendix C hereto.
     (d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Answers to Questions You May Have”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors”
“Special Factors— Mr. Icahn’s, Mr. Intrieri’s, AREP’s, Parent’s and Merger Sub’s Purpose and Reasons for the Merger”
“Special Factors—The Position of Mr. Icahn, Mr. Intrieri, AREP, Parent and Merger Sub as to the Fairness of the Merger”
“Special Factors—Plans for Lear after the Merger”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Financing of the Merger”
“Special Factors—Interests of Lear’s Directors and Executive Officers in the Merger”
“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger to Our Stockholders”
“The Merger Agreement”
Appendix A—The Merger Agreement

Item 8. Fairness of the Transaction
     (a)–(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors”
“Special Factors—Opinion of Financial Advisor to the Special Committee”
“Special Factors— Mr. Icahn’s, Mr. Intrieri’s, AREP’s, Parent’s and Merger Sub’s Purpose and Reasons for the Merger”
“Special Factors—The Position of Mr. Icahn, Mr. Intrieri, AREP, Parent and Merger Sub as to the Fairness of the Merger”
“Special Factors—Plans for Lear after the Merger”
“Important Information Regarding Lear”
Appendix B—Fairness Opinion of J.P. Morgan Securities Inc.
     The presentation dated February 6, 2007, prepared by J.P. Morgan Securities Inc. for the Special Committee of the Board of Directors of the Company, is attached hereto as Exhibit (c)(2) and is incorporated by reference herein.
     (c) Approval of Security Holders. The transaction is not structured so that approval of at least a majority of unaffiliated security holders is required.
     The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Answers to Questions You May Have”
“Summary of the Annual Meeting—Record Date”
“Summary of the Annual Meeting—Quorum”
“Summary of the Annual Meeting—Required Vote”
“The Merger Agreement—Conditions to the Merger”
     (d) Unaffiliated Representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction.
     The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors”
“Special Factors—Opinion of Financial Advisor to the Special Committee”
“Special Factors— Mr. Icahn’s, Mr. Intrieri’s, AREP’s, Parent’s and Merger Sub’s Purpose and Reasons for the Merger”
“Special Factors—The Position of Mr. Icahn, Mr. Intrieri, AREP, Parent and Merger Sub as to the Fairness of the Merger”
Appendix B—Fairness Opinion of J.P. Morgan Securities Inc.
     (e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Answers to Questions You May Have”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors”
“Special Factors—The Position of Mr. Icahn, Mr. Intrieri, AREP, Parent and Merger Sub as to the Fairness of the Merger”
“Special Factors—Interests of Lear’s Directors and Executive Officers in the Merger”
(f) Other Offers. Not applicable.
Item 9. Reports, Opinions, Appraisals and Negotiations
     (a) – (c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—Opinion of J.P. Morgan Securities Inc.”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors”
“Special Factors—Opinion of Financial Advisor to the Special Committee”
“Important Information Regarding Lear”

Appendix B—Fairness Opinion of J.P. Morgan Securities Inc.
     The presentation dated February 6, 2007, prepared by J.P. Morgan Securities Inc. for the Special Committee of the Board of Directors of the Company, is attached hereto as Exhibit (c)(2) and is incorporated by reference herein.
     The Strategic Assessment Report, dated February 2, 2007, by A. T. Kearney Inc. for American Real Estate Partners, L.P. is attached hereto as Exhibit (c)(3) and incorporated herein by reference. The summary of this report is set forth in Appendix C hereto.
     The opinion of Morgan Joseph & Co. Inc., dated February 9, 2007, is attached hereto as Exhibit (c)(4) and is incorporated herein by reference. The summary of this opinion is set forth in Appendix B hereto.
Item 10. Source and Amounts of Funds or Other Consideration
     (a) - (d) Source of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors—Financing of the Merger”
“The Merger Agreement—Financing”
“The Merger Agreement—Fees and Expenses”
“The Merger Agreement—Termination Fees and Expenses”
“The Merger Agreement—Conditions to the Merger”
Appendix A—The Merger Agreement
Item 11. Interest in Securities of the Subject Company
     (a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors—Interests of Lear’s Directors and Executive Officers in the Merger”
“Important Information Regarding Lear—Security Ownership of Certain Beneficial Owners and Management”
     (b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Voting Agreement”
“Important Information Regarding Lear—Securities Ownership of Certain Beneficial Owners and Management”
“Important Information Regarding Lear—Prior Purchases and Sales of Lear Common Stock”
Item 12. The Solicitation or Recommendation
     (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Answers to Questions You May Have”

“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors”
“Special Factors— Mr. Icahn’s, Mr. Intrieri’s, AREP’s, Parent’s and Merger Sub’s Purpose and Reasons for the Merger”
“Special Factors—The Position of Mr. Icahn, Mr. Intrieri, AREP, Parent and Merger Sub as to the Fairness of the Merger”
“Special Factors—Interests of Lear’s Directors and Executive Officers in the Merger”
“Special Factors—Voting Agreement”
     (e) Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Answers to Questions You May Have”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors”
“Special Factors—Mr. Icahn’s, Mr. Intrieri’s, AREP’s, Parent’s and Merger Sub’s Purpose and Reasons for the Merger”
“Special Factors—The Position of Mr. Icahn, Mr. Intrieri, AREP, Parent and Merger Sub as to the Fairness of the Merger”
“Special Factors—Interests of Lear’s Directors and Executive Officers in the Merger”
Item 13. Financial Information
     (a) Financial Information. The audited financial statements set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 are incorporated herein by reference.
     The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Important Information Regarding Lear—Selected Financial Data”
“Where You Can Find More Information”
(b) Pro forma Information. Not applicable.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used
     (a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Answers to Questions You May Have—Questions and Answers About the Annual Meeting”

     “Summary of the Annual Meeting—Proxy Solicitation”
     (b) Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Special Factors—Plans for Lear After the Merger”
     “Special Factors—Interests of Lear’s Directors and Executive Officers in the Merger”
Item 15. Additional Information
     (b) Other material information. The information set forth in the Proxy Statement, including all appendices thereto, is incorporated herein by reference.
Item 16. Exhibits
     (a)(1) Preliminary Proxy Statement of Lear Corporation (incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on March 20, 2007).
     (a)(2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).
     (a)(3) Letter to Stockholders (incorporated herein by reference to the Proxy Statement).
     (a)(4) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).
     (b)(1) Commitment Letter, dated February 8, 2007, by Bank of America, N.A. and Banc of America Securities LLC.
     (c)(1) Opinion of J.P. Morgan Securities Inc., dated February 8, 2007 (incorporated herein by reference to Appendix B of the Proxy Statement).
     (c)(2) Presentation, dated February 6, 2007, by J.P. Morgan Securities Inc. for the Special Committee of the Board of Directors of Lear Corporation.
     (c)(3) Strategic Assessment Report, dated February 2, 2007, by A. T. Kearney Inc. for American Real Estate Partners, L.P. †
     (c)(4) Opinion of Morgan Joseph & Co. Inc., dated February 9, 2007.
     (d)(1) Agreement and Plan of Merger, dated February 9, 2007, among Lear Corporation, AREP Car Holdings Corp. and AREP Car Acquisition Corp. (incorporated herein by reference to Appendix A of the Proxy Statement).
     (d)(2) Voting Agreement, dated February 9, 2007, by and among Lear Corporation, Icahn Partners LP, Icahn Partners Master Fund LP, Koala Holding Limited Partnership and High River Limited Partnership (incorporated by reference to Exhibit 2.2 to Appendix B of the Proxy Statement).
     (d)(3) Guaranty of Payment, dated February 9, 2007, by American Real Estate Partners, L.P. in favor of Lear Corporation (incorporated by reference to Appendix C of the Proxy Statement).
     (d)(4) Stock Purchase Agreement, dated as of October 17, 2006, among the Lear Corporation, Icahn Partners LP, Icahn Partners Master Fund LP and Koala Holding LLC (incorporated by reference to Exhibit 10.1 to Lear’s Current Report on Form 8-K (SEC File No. 1-11311), filed on October 17, 2006).
     (f) Appendix E to the Proxy Statement (incorporated herein by reference to the Proxy Statement).

†  Certain information in this exhibit has been omitted and filed separately with the SEC pursuant to a confidential treatment request under Rule 24b-2 of the Exchange Act. Omitted portions are indicated in this exhibit with [*].

SIGNATURE
     After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of March 20, 2007

LEAR CORPORATION
By:	/s/ Daniel A. Ninivaggi
Name: Daniel A. Ninivaggi
Title: Executive Vice President, Secretary and General Counsel

AREP CAR HOLDINGS CORP.
By:	/s/ Hillel Moerman
Name: Hillel Moerman
Title: Chief Financial Officer

AREP CAR ACQUISITION CORP.
By:	/s/ Hillel Moerman
Name: Hillel Moerman
Title: Chief Financial Officer

AMERICAN REAL ESTATE HOLDINGS LIMITED PARTNERSHIP

By:	American Property Investors, Inc., its General Partner

By:	/s/ Hillel Moerman Name: Hillel Moerman
Title: Chief Financial Officer

AMERICAN REAL ESTATE PARTNERS, L.P.

By:	American Property Investors, Inc., its General Partner

By:	/s/ Hillel Moerman Name: Hillel Moerman
Title: Chief Financial Officer

AMERICAN PROPERTY INVESTORS, INC.
By:	/s/ Hillel Moerman
Name: Hillel Moerman
Title: Chief Financial Officer

CARL C. ICAHN
By:	/s/ Carl C. Icahn

VINCENT J. INTRIERI
By:	/s/ Vincent J. Intrieri

INDEX TO EXHIBITS
     (a)(1) Preliminary Proxy Statement of Lear Corporation (incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on March 20, 2007).
     (a)(2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).
     (a)(3) Letter to Stockholders (incorporated herein by reference to the Proxy Statement).
     (a)(4) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).
     (b)(1) Commitment Letter, dated February 8, 2007, by Bank of America, N.A. and Banc of America Securities LLC.
     (c)(1) Opinion of J.P. Morgan Securities Inc., dated February 8, 2007 (incorporated herein by reference to Appendix B of the Proxy Statement).
     (c)(2) Presentation, dated February 6, 2007, by J.P. Morgan Securities Inc. for the Special Committee of the Board of Directors of Lear Corporation.
     (c)(3) Strategic Assessment Report, dated February 2, 2007, by A.T. Kearney Inc. for American Real Estate Partners, L. P.†
     (c)(4) Opinion of Morgan Joseph & Co. Inc., dated February 9, 2007.
     (d)(1) Agreement and Plan of Merger, dated February 9, 2007, among Lear Corporation, AREP Car Holdings Corp. and AREP Car Acquisition Corp. (incorporated herein by reference to Appendix A of the Proxy Statement).
     (d)(2) Voting Agreement, dated February 9, 2007, by and among Lear Corporation, Icahn Partners LP, Icahn Partners Master Fund LP, Koala Holding Limited Partnership and High River Limited Partnership (incorporated by reference to Exhibit 2.2 to Appendix B of the Proxy Statement).
     (d)(3) Guaranty of Payment, dated February 9, 2007, by American Real Estate Partners, L.P. in favor of Lear Corporation (incorporated by reference to Appendix C of the Proxy Statement).
     (d)(4) Stock Purchase Agreement, dated as of October 17, 2006, among the Lear Corporation, Icahn Partners LP, Icahn Partners Master Fund LP and Koala Holding LLC (incorporated by reference to Exhibit 10.1 to Lear’s Current Report on Form 8-K (SEC File No. 1-11311), filed on October 17, 2006).
     (f) Appendix E to the Proxy Statement (incorporated herein by reference to the Proxy Statement).

†  Certain information in this exhibit has been omitted and filed separately with the SEC pursuant to a confidential treatment request under Rule 24b-2 of the Exchange Act. Omitted portions are indicated in this exhibit with [*].

APPENDIX A
Identity and Background of Filing Persons Other than Lear
     None of the persons named herein have been, during the last five years: (a) convicted in a criminal proceeding (excluding traffic violations and similar violations or misdemeanors); or (b) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining any filing person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
     Unless otherwise noted, each natural person named herein is a United States citizen. Unless otherwise noted, each person named herein has a telephone number of (212) 702-4300 and a business address of c/o American Real Estate Partners, L.P., 767 Fifth Avenue, Suite 4700, New York, New York 10153.
     Information Regarding American Property Investors, Inc.
     American Property Investors, Inc., or API, is a corporation formed in Delaware on February 12, 1987 with principal offices at 767 Fifth Avenue, Suite 4700, New York, New York 10153. API is wholly-owned, through an intermediate subsidiary, by Carl C. Icahn. API’s sole business is being the general partner of American Real Estate Partners, L.P. and American Real Estate Holdings Limited Partnership.
     The name and material occupations, positions, offices or employment currently and during the last five years of each executive officer and director of API is set forth below:
     Carl C. Icahn, Chairman of the Board. Carl C. Icahn’s principal occupation is as an investor and fund manager of his affiliated entities. Mr. Icahn has served as Chairman of the Board of API since 1990. Mr. Icahn has served as chairman of the board and a director of Starfire Holding Corporation, or Starfire, a privately-held holding company, and chairman of the board and a director of various subsidiaries of Starfire, since 1984. Through his entities, CCI Onshore Corp. and CCI Offshore Corp., Mr. Icahn manages private investment funds, including Icahn Partners LP and Icahn Partners Master Fund LP. Since February 2005, Mr. Icahn has served as a director of CCI Onshore Corp. and CCI Offshore Corp., which are in the business of managing private investment funds, and, from September 2004 to February 2005, Mr. Icahn served as the sole member of their predecessors, CCI Onshore LLC and CCI Offshore LLC, respectively. Mr. Icahn was also chairman of the board and president of Icahn & Co., Inc., a registered broker-dealer and a member of the National Association of Securities Dealers, from 1968 to 2005. Since 1994, Mr. Icahn has been the principal beneficial stockholder of American Railcar, Inc., or American Railcar, a publicly traded company that is primarily engaged in the business of manufacturing covered hopper and tank railcars, and has served as chairman of the board and as a director of American Railcar since 1994. From October 1998 through May 2004, Mr. Icahn was the president and a director of Stratosphere Corporation, which operates the Stratosphere Casino Hotel & Tower. Mr. Icahn has been chairman of the board and a director of XO Holdings, Inc. since February 2006 and was chairman of the board and a director of XO Communications, Inc. (XO Holdings’ predecessor) from January 2003 to February 2006. XO Holdings, Inc. is a publicly traded telecommunications services provider that is majority owned by various entities controlled by Mr. Icahn. Mr. Icahn has served as a director of Cadus Corporation, a publicly traded company engaged in the ownership and licensing of yeast-based drug discovery technologies since July 1993. In May 2005, Mr. Icahn became a director of Blockbuster Inc., a publicly traded provider of in-home movie rental and game entertainment. In September 2006, Mr. Icahn became a director of ImClone Systems Incorporated, or Imclone Systems, a publicly traded biopharmaceutical company, and since October 2006 has been the chairman of the board of ImClone Systems. Mr. Icahn has been licensed by the Nevada State Gaming Control Commission.
     William A. Leidesdorf, Director. William A. Leidesdorf’s principal occupation is as owner and managing director of Renaissance Housing, LLC. Mr. Leidesdorf has served as a director of API since March 1991. Since December 2003, Mr. Leidesdorf has served as a director of American Entertainment Properties Corp., or AEPC, the sole member of American Casino & Entertainment Properties LLC, or ACEP. Since May 2005, Mr. Leidesdorf has served as a director of Atlantic Coast Entertainment Holdings, Inc., or Atlantic Coast. Mr. Leidesdorf was director of Renco Steel Group, Inc. and was a director of its subsidiary, WCI Steel, Inc., a steel producer which filed for Chapter 11 bankruptcy protection in September 2003. Since June 1997, Mr. Leidesdorf has been an owner and a managing director of Renaissance Housing, LLC, a company primarily engaged in acquiring multifamily residential properties. From April 1995 through December 1997, Mr. Leidesdorf acted as an independent real estate investment banker. Mr. Leidesdorf has been licensed by the Nevada State Gaming Control Commission.
     Vincent J. Intrieri, Director. Vincent J. Intrieri’s principal occupation is as Senior Managing Director of Icahn Partners LP and Icahn Partners Master Fund LP. Mr. Intrieri has served as a director of API since July 2006. Since February 2007, Mr. Intrieri has served as director and President of AREP Car Holdings Corp. and AREP Car Acquisition Corp. Since December 2006, Mr. Intrieri has been a director of National Energy Group, Inc., or NEGI. Since November 2004, Mr. Intrieri has been a Senior Managing Director of Icahn Partners LP and Icahn Partners Master Fund LP, private investment funds controlled by Mr. Icahn. Since January 1, 2005, Mr. Intrieri has been Senior Managing Director of Icahn Associates Corp. and High River Limited Partnership. From March 2003 to December 2004, Mr. Intrieri was a Managing Director of High River Limited Partnership and from 1998 to March 2003 served as portfolio manager for Icahn Associates Corp. Each of Icahn Associates Corp. and High River Limited Partnership is owned and controlled by Mr. Icahn and is primarily engaged in the business of holding and investing in securities. Since April 2005, Mr. Intrieri has been the president and chief executive officer of Philip Services Corporation, a metal recycling and industrial services company controlled by Mr. Icahn. Since August 2005, Mr. Intrieri has served as a director of American Railcar. From March 2005 to December 2005, Mr. Intrieri was a Senior Vice President, the Treasurer and the Secretary of American Railcar. Mr. Intrieri has served as a director of XO Holdings since February 2006. Prior to that, he had served as a director of XO Communications Inc. (XO Holdings’ predecessor) from January 2003 to February 2006. Since April 2003, Mr. Intrieri has been Chairman of the Board of Directors and a director of Viskase Companies, Inc., a publicly traded producer of cellulose and plastic casings used in preparing and packaging meat products that is majority owned by various entities controlled by Mr. Icahn. Since November 2006, Mr. Intrieri has been a director of Lear Corporation, a publicly traded supplier of automotive interior systems and components, in which Mr. Icahn has an interest through the ownership of securities and with which we have entered into an agreement and plan of merger. From 1995 to 1998, Mr. Intrieri served as portfolio manager for distressed investments with Elliott Associates L.P., a New York investment fund. Prior to 1995, Mr. Intrieri was a partner at the Arthur Andersen accounting firm. Mr. Intrieri is a certified public accountant.
     James L. Nelson, Director. James L. Nelson’s principal occupation is as Chairman and Chief Executive Officer of Eaglescliff Corporation. Mr. Nelson has served as a director of API since June 2001. Since December 2003, Mr. Nelson has been a director of AEPC. Since May 2005, Mr. Nelson has served as a director of Atlantic Coast. From 1986 until the present, Mr. Nelson has been Chairman and Chief Executive Officer of Eaglescliff Corporation, a specialty investment banking, consulting and wealth management company. From March 1998 through 2003, Mr. Nelson was Chairman and Chief Executive Officer of Orbit Aviation, Inc., a company engaged in the acquisition and completion of Boeing Business Jets for private and corporate clients. From August 1995 until July 1999, Mr. Nelson was Chief Executive Officer and Co-Chairman of Orbitex Management, Inc., a financial services company in the mutual fund sector. From August 1995 until March 2001, he was on the Board of Orbitex Financial Services Group. Mr. Nelson currently serves as a director and Chairman of the Audit Committee of Viskase Companies, Inc. Mr. Nelson has been licensed by the Nevada State Gaming Control Commission.
     Jack G. Wasserman, Director. Jack G. Wasserman’s principal occupation is as an attorney. Mr. Wasserman has served as a director of API since December 1993. Since December 2003, Mr. Wasserman has been a director of AEPC. Since May 2005, Mr. Wasserman has served as a director of Atlantic Coast. Mr. Wasserman is an attorney and a member of the Bars of New York, Florida and the District of Columbia. From 1966 until 2001, he was a senior partner of Wasserman, Schneider, Babb & Reed, a New York-based law firm, and its predecessors. Since September 2001, Mr. Wasserman has been engaged in the practice of law as a sole practitioner. Mr. Wasserman has been licensed by the Nevada State Gaming Control Commission and is an independent member and Chairman of the compliance committee for all AREP’s casinos. Since December 1998, Mr. Wasserman has been a director of NEGI. Mr. Wasserman is also a director of Cadus Corporation, a biotechnology company. Affiliates of Mr. Icahn are controlling shareholders of Cadus. Since March 2004, Mr. Wasserman has been a director of Triarc Companies, Inc., a publicly traded diversified holding company. Mr. Wasserman serves on the audit and compensation committees of Triarc.
     Keith A. Meister, Principal Executive Officer and Vice Chairman of the Board. Keith A. Meister’s principal occupation is as Principal Executive Officer and Vice Chairman of the Board of API. Mr. Meister has served as Principal Executive Officer and Vice Chairman of the Board of API since March 2006. He served as Chief Executive Officer of API from August 2003 until March 2006 and as President of API from August 2003 until April 2005. Mr. Meister also serves as a director of various direct and indirect subsidiaries of AREP. Mr. Meister is also a

Managing Director of Icahn Partners LP, Icahn Partners Master Fund LP and Icahn Partners Master Fund II LP, which are private investment funds controlled by Mr. Icahn. From March 2000 through 2001, Mr. Meister served as co-president of J Net Ventures, a venture capital fund that he co-founded, focused on investments in information technology and enterprise software businesses. From 1997 through 1999, Mr. Meister served as an investment professional at Northstar Capital Partners, an opportunistic real estate investment partnership. Prior to Northstar, Mr. Meister served as an investment analyst in the investment banking group at Lazard Freres. He also serves on the Boards of Directors of the following companies: XO Holdings, American Railcar, and BKF Capital Group, Inc., an investment management firm in which Mr. Icahn is a stockholder.
     Peter K. Shea, President. Peter K. Shea’s principal occupation is as Head of Portfolio Company Operations at AREH. Mr. Shea has served as President of API since December 2006. Since December 2006, Mr. Shea, has been Head of Portfolio Company Operations at AREH. Since December 27, 2006, Mr. Shea has also served as a director of XO Holdings. Since December 2006, Mr. Shea has served as a director of American Railcar. Since December 20, 2006, Mr. Shea has served as a director of WPI. Since November 2006, Mr. Shea has been a director of Viskase Companies, Inc. Mr. Shea was an independent consultant to various companies and an advisor to private equity firms from 2002 until December 2006. During this period he also served as Executive Chairman of Roncadin GmbH, a European food company, and a Board Director with Sabert Corporation, a manufacturer of plastics and packaging products. From 1997 to 2001, he was a Managing Director of H.J. Heinz Company in Europe, a manufacturer and marketer of a broad line of food products across the globe. Mr. Shea has been Chairman, Chief Executive Officer or President of other companies including SMG Corporation, John Morrell & Company and Polymer United. SMG and John Morrell were international meat processing firms and Polymer United was a leading plastics manufacturer operating throughout Central America. Previously, he held various executive positions, including Head of Global Corporate Development, with United Brands Company, a Fortune 100 Company with a broad portfolio of companies operating in many sectors. Mr. Shea began his career with General Foods Corporation. He has also served on the Boards of Premium Standard Farms and New Energy Company of Indiana.
     Hillel Moerman, Chief Accounting Officer and Chief Financial Officer. Hillel Moerman’s primary occupation is Chief Accounting Officer and Chief Financial Officer of API. Mr. Moerman has served as Chief Accounting Officer and Chief Financial Officer for API since June 2006 and July 2006, respectively. Since February 2007, Mr. Moerman has served as Chief Financial Officer of AREP Car Holdings Corp. and AREP Car Acquisition Corp. From January 2005 until June 2006, Mr. Moerman, held the positions of Director of Accounting and VP of Strategic Planning for API. Prior to that time, from September 2000 through December 2004, Mr. Moerman was a Senior Manager with Ernst & Young LLP. Mr. Moerman also worked as a staff accountant for the corporate finance group of the Securities and Exchange Commission from 1999 to 2000.
Information Regarding American Real Estate Partners, L.P.
     American Real Estate Partners, L.P., or AREP, is a master limited partnership formed in Delaware on February 17, 1987 with principal offices at 767 Fifth Avenue, Suite 4700, New York, New York 10153. AREP is a diversified holding company engaged in a variety of businesses including Gaming, Real Estate and Home Fashion. AREP’s primary business strategy is to continue to grow and enhance the value of its businesses. AREP may also seek to acquire additional businesses that are distressed or in out-of-favor industries and will consider divestiture of businesses. In addition, AREP invests its available liquidity in debt and equity securities with a view towards enhancing returns as it continues to assess further acquisitions of operating businesses.
     AREP’s general partner is API. AREP owns its businesses and conducts its investment activities through a subsidiary limited partnership, American Real Estate Holdings Limited Partnership, or AREH, and its subsidiaries.
     Information on the general partner of AREP is set forth in “Information Regarding American Property Investors, Inc.” above.
Information Regarding American Real Estate Holdings Limited Partnership
     AREH is a limited partnership formed in Delaware on February 17, 1987 with principal offices at 445 Hamilton Avenue, Suite 1210, White Plains, NY 10601. AREH is a diversified holding company engaged in a variety of businesses including Gaming, Real Estate and Home Fashion. AREH’s primary business strategy is to continue to grow and enhance the value of its businesses. AREH may also seek to acquire additional businesses that are distressed or in out-of-favor industries and will consider divestiture of businesses from which it does not foresee adequate future cash flow or appreciation potential. In addition, AREH invests its available liquidity in debt and equity securities with a view towards enhancing returns as it continues to assess further acquisitions of operating businesses.
     AREH’s sole limited partner is AREP, which owns a 99% limited partnership interest in AREH. AREH’s general partner is API, which is also the general partner of AREP.
     Information on the general partner of AREH is set forth in “Information Regarding American Property Investors, Inc.” above.
Information Regarding AREP Car Holdings Corp.
     AREP Car Holdings Corp., or Parent, is a Delaware corporation formed on February 1, 2007 with principal offices at 767 Fifth Avenue, Suite 4700, New York, New York 10153. Parent is a wholly owned subsidiary of AREH and was formed solely for the purpose of engaging in the planned acquisition of Lear and other related transactions.
     The name and material occupations, positions, offices or employment currently and during the last five years of each executive officer and director of Parent is set forth below:
     Vincent J. Intrieri, Director and President. Refer to “Information Regarding American Property Investors, Inc.” above.
     Felicia Buebel, Secretary. Felicia P. Buebel’s primary occupation is senior vice president and counsel to API, AREH and AREP. Ms. Buebel has been the secretary of AREP Car Holdings Corp. and AREP Car Acquisition Corp. since February 2007. Since August 2006, she has served as the assistant secretary of API. Ms. Buebel has been employed as senior vice president and counsel to API, AREH and AREP since December 2000.
     Hillel Moerman, Chief Financial Officer. Refer to “Information Regarding American Property Investors, Inc.” above.
     Andrew Skobe, Vice President, Assistant Treasurer and Assistant Secretary. Andrew Skobe’s primary occupation is Treasurer of API. Mr. Skobe has served as Treasurer of API since August 2006. From January 2006 until August 2006, Mr. Skobe held the position of Treasury Director for API. Prior to that time, from 2002, Mr. Skobe was Vice President and Treasurer for the Columbia House Company. From 2001 to 2002, he was a Financial Consultant for Parsons Consulting and before that, he was CFO and Director of Raging Knowledge. Mr. Skobe has also held senior financial positions at the Dun & Bradstreet Corporation, Marvel Entertainment Group, Inc., General Motors, and Manufacturers Hanover.
Information Regarding AREP Car Acquisition Corp.
     AREP Car Acquisition Corp., or Merger Sub, is a Delaware corporation formed on February 1, 2007 with principal offices at 767 Fifth Avenue, Suite 4700, New York, New York 10153. Merger Sub is a wholly owned subsidiary of Parent and was formed solely for the purpose of engaging in the planned acquisition of Lear and other related transactions.
     The name and material occupations, positions, offices or employment currently and during the last five years of each executive officer and director of Merger Sub is set forth below:
     Vincent J. Intrieri, Director and President. Refer to “Information Regarding American Property Investors, Inc.” above.
     Felicia Buebel, Secretary. Refer to “Information Regarding AREP Car Holdings Corp.” above.
     Hillel Moerman, Chief Financial Officer. Refer to “Information Regarding American Property Investors, Inc.” above.
     Andrew Skobe, Vice President, Assistant Treasurer and Assistant Secretary. Refer to “Information Regarding AREP Car Holdings Corp.” above.

APPENDIX B
     Opinion of Morgan Joseph & Co. Inc
     In connection with the review and analysis of the merger by Mr. Icahn, Mr. Intrieri, AREP, Parent and Merger Sub, the audit committee and the special committee of the board of directors (the “API Committees”) of API engaged Morgan Joseph & Co. Inc. (“Morgan Joseph”) to advise the API Committees and to furnish a written opinion as to the fairness to AREP, from a financial point of view, of the consideration to be paid by AREP in the merger. Morgan Joseph was engaged to provide an opinion as to the fairness to AREP, from a financial point of view, of the consideration to be paid by AREP in the merger, including to comply with provisions of indentures governing AREP indebtedness. Approximately 90% of the outstanding depositary units of AREP (“MLP Units”) are owned by affiliates of Mr. Icahn and, therefore, AREP is deemed to be an affiliate of Mr. Icahn. API is wholly owned by affiliates of Mr. Icahn.
     The API Committees selected Morgan Joseph as their financial advisor because Morgan Joseph has substantial experience in transactions similar to the merger. Morgan Joseph regularly engages in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, secondary distributions of listed and unlisted securities and private placements.
     At a meeting of the API Committees on February 9, 2007, Morgan Joseph furnished to the API Committees its opinion (the “Morgan Joseph Opinion”) that, as of such date, and based upon the assumptions made, matters considered and limitations of its review set forth therein, the consideration to be paid by AREP in the merger was fair, from a financial point of view, to AREP.
     The description of the Morgan Joseph Opinion set forth in this section is qualified in its entirety by reference to the full text of the Morgan Joseph Opinion. You are urged to read the Morgan Joseph Opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the Morgan Joseph Opinion and the review and analyses undertaken by Morgan Joseph in furnishing to the API Committees the Morgan Joseph Opinion. The Morgan Joseph Opinion is filed as Exhibit (c)(4) hereto.
     The Morgan Joseph Opinion is addressed and was furnished solely to the API Committees and addresses only the fairness, from a financial point of view, of the consideration to be paid by AREP in the merger. It does not address the merits of the underlying business decision by AREP, the API Committees or any of AREP’s affiliates or constituents to propose, consider, approve, recommend, declare advisable or consummate the merger, and does not constitute a recommendation to AREP, the API Committees, AREP’s full board of directors, the holders of MLP units, or any other AREP constituent, person or entity as to any specific action that should be taken (or not be taken) in connection with the merger or as to any strategic or financial alternatives to the merger or as to the timing of any of the foregoing.
     In connection with furnishing the Morgan Joseph Opinion, Morgan Joseph reviewed and analyzed, among other things, the following:
•	the February 6, 2007 draft of the merger agreement (which at such date Morgan Joseph assumed was, with respect to all material terms and conditions thereof, substantially in the form of the definitive agreement executed and delivered by the parties thereto);

•	the Annual Report on Form 10-K filed by Lear with the SEC for its fiscal year ended December 31, 2005, the Quarterly Reports on Form 10-Q filed by Lear with the SEC for its fiscal quarters ended April 1, 2006, July 1, 2006, September 30, 2006, and certain other filings made by Lear with the SEC under the Exchange Act;

•	the Annual Report on Form 10-K filed by AREP with the SEC for its fiscal year ended December 31, 2005, the Quarterly Reports on Form 10-Q filed by AREP with the SEC for its fiscal quarters ended March 31, 2006, June 30, 2006 and September 30, 2006, and certain other Exchange Act filings made by AREP with the SEC;

•	certain other publicly available business and financial information concerning Lear and AREP, respectively, and the industries in which they operate, which Morgan Joseph believed to be relevant;

•	certain internal information and other data relating to Lear and AREP, respectively, and their respective business and prospects, including budgets, projections and certain presentations prepared by Lear and AREP, respectively, which were provided to Morgan Joseph by AREP’s senior management;

•	the reported sales prices and trading activity of Lear’s common stock;

•	certain publicly available information concerning certain other companies which Morgan Joseph believed to be relevant and the trading markets for certain of such other companies’ securities;

•	the financial terms of certain recent unrelated transactions which Morgan Joseph believed to be relevant; and

•	the resolutions of the board of directors of API, dated February 2, 2007, establishing and appointing the membership of the special committee of the board of directors of API and prescribing its authority and mandate with respect to the proposed merger, a complete and correct copy of which were provided to Morgan Joseph by AREP’s senior management.
     Morgan Joseph also participated in various conferences with certain officers, directors (including the members of the API Committees), employees and outside consultants of AREP and its affiliates concerning the business, operations, assets, financial condition and prospects of AREP and Lear, respectively, and undertook such other studies, analyses and investigations as Morgan Joseph deemed relevant to the Morgan Joseph Opinion.
     In performing its analyses, numerous assumptions were made with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Morgan Joseph, Mr. Icahn, API, AREP, Parent, Merger Sub and Lear. Any estimates contained in the analyses performed by Morgan Joseph are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which those businesses or securities might actually be sold. Accordingly, the analyses and estimates are inherently subject to substantial uncertainty.
     In preparing the Morgan Joseph Opinion, Morgan Joseph assumed and relied upon the accuracy and completeness of all financial and other publicly available information and data used by it and did not attempt independently to verify such information, nor did Morgan Joseph assume any responsibility or liability to do so. Morgan Joseph also assumed and relied upon the assurances of senior management of AREP and its affiliates that no relevant information had been omitted or remained undisclosed to Morgan Joseph, and Morgan Joseph did not attempt independently to verify any such information, nor did Morgan Joseph assume any responsibility or liability to do so. Morgan Joseph assumed that the forecasts and projections of Lear, which were provided by AREP’s senior management and reviewed by Morgan Joseph, had been reasonably prepared based on the best current estimates, information and judgment of AREP’s and Lear’s senior management, respectively, as to the future financial condition, cash flows and results of operations of AREP and Lear and their consolidated subsidiaries, respectively. Morgan Joseph neither made an investigation of any such forecasts or projections or the assumptions on which they are based, nor did it assume any responsibility to do so. Morgan Joseph further assumed that the transfer of substantially all of the assets of Lear’s North American interior business segment to IAC North America will be completed and that the merger will be consummated in accordance with the terms and subject to the conditions contained in the merger agreement, without any economic or material further amendments thereto or modification thereof, and without any waiver by AREP or Lear of any of the conditions to their respective obligations thereunder.

     Morgan Joseph made no independent investigation of any legal, accounting or tax matters affecting Lear, AREP or any of their respective affiliates, or the merger, and Morgan Joseph assumed the accuracy and completeness of all legal, accounting and tax advice provided to AREP and the API Committees by AREP’s management and the API Committees’ independent professional advisors. Morgan Joseph did not conduct a physical inspection of any of the properties, assets or facilities of Lear or AREP, nor did it make or obtain any independent valuation or appraisal of such properties, assets or facilities. Morgan Joseph also took into account its assessment of general economic, market and financial conditions and its experience in transactions that, in whole or in part, it deemed to be relevant for purposes of its analyses, as well as its experience in securities valuation in general.
     The Morgan Joseph Opinion necessarily is based upon economic, market, financial and other conditions as they existed on February 9, 2007 and does not address the fairness of the consideration to be paid by AREP to holders of Lear’s common stock in the proposed merger on any other date. Morgan Joseph expressed no opinion as to the price at which the depositary units of AREP or any other securities will trade at any future time.
     In connection with furnishing to the API Committees the Morgan Joseph Opinion, Morgan Joseph performed a variety of financial analyses, which are summarized below. These analyses were presented to the API Committees at a meeting held on February 9, 2007. The summary set forth below does not purport to be a complete description of the analyses performed by Morgan Joseph in this regard. The preparation of an opinion regarding financial fairness involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of these methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to a partial analysis or summary description. Accordingly, notwithstanding the separate analyses summarized below, Morgan Joseph believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors considered by it, without considering all of its analyses and factors, or attempting to ascribe relative weights to some or all of its analyses and factors, could create an incomplete view of the evaluation process underlying the Morgan Joseph Opinion.
     The financial forecasts and forward-looking financial data of Lear and AREP, which were furnished to Morgan Joseph and used by it in some of its analyses, were prepared by the management of Lear and AREP, respectively. Morgan Joseph was advised by the API Committees that neither Lear nor AREP publicly discloses financial forecasts or forward-looking financial data of the type provided to Morgan Joseph in connection with its review of the proposed merger, and, as a result, these financial forecasts and forward-looking financial data were not prepared by Lear and AREP, respectively, with a view towards public disclosure or in accordance with any AICPA or other prescribed accounting guidelines or published best practices for public company financial forecasts or projections. Morgan Joseph was specifically informed by management of Lear and AREP, respectively, that these financial forecasts and forward-looking financial data were based on numerous variables and assumptions developed and applied in good faith by management of Lear and AREP, respectively. These variables and assumptions are inherently uncertain, including, without limitation, factors related to general market, industry, economic and competitive conditions. Accordingly, Morgan Joseph was informed that actual results could vary significantly from those set forth in such financial forecasts and forward-looking financial data.
     No company or transaction used in the analyses described below is identical to AREP, Lear or the proposed merger. Accordingly, an analysis of the results thereof necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the proposed merger or the public trading or other values of AREP, Lear or companies to which they are being compared. Mathematical analysis (such as determining an average or median) is not in itself a meaningful method of using selected acquisition or company data. In addition, in performing such analyses, Morgan Joseph relied, without any independent verification, on projections prepared by research analysts at established securities firms, any of which may or may not prove to be accurate.
     The following is a summary of the material analyses performed by Morgan Joseph in connection with the Morgan Joseph Opinion.

     Selected Comparable Transactions Analysis
     Using publicly available information, Morgan Joseph reviewed the purchase prices and multiples paid in the following selected merger and acquisition transactions involving companies in the automotive interior systems supplier industries in which it deemed relevant in reviewing the financial terms of the proposed merger (the “Selected Transactions”), presented below in Acquiror/Target format (with parenthetical reverse chronological date of announcement):
•	Robert Bosch/Pacifica Group Ltd. (October 18, 2006);

•	Asahi Tec Corp./Metaldyne Corp. (September 1, 2006);

•	EQT Partners/ MTU Friedrichshafen GmbH (December 28, 2005);

•	BorgWarner Germany/Beru AG (November 1, 2004);

•	Magna International, Inc./Tesma International Inc. (October 25, 2004);

•	Cypress Group, Goldman Sachs/Cooper-Standard Holdings Inc. (September 9, 2004);

•	Cypress Group/Dana Corp. (automotive parts division) (July 9, 2004);

•	Cypress Group/Affina Group Inc. (July 9, 2004);

•	Carlyle Group/United Components Inc. (May 1, 2003);

•	Blackstone Group/TRW Inc. (automotive parts division) (November 17, 2002);

•	Timkin Co./The Torrington Company (October 16, 2002);

•	Collins & Aikman Corp./Textron Autotive Trim (August 7, 2001); and

•	Heartland Industrial Partners/Collins & Aikman Corp. (January 12, 2001).
     Morgan Joseph applied a methodology similar to the one it used in its selected publicly traded companies analysis described below, but relied on multiples derived from merger and acquisition transactions involving target companies in industries similar, although not identical, based on their participation in one or more product segments in which Lear competes. These product segments include, but are not limited to, automotive interior seating, electrical distribution systems and select electronic and other products.
     Morgan Joseph considered all of the Selected Transactions (which ranged in transaction value from $4.725 billion to $452.8 million) as a group and did not view any single transaction to be more relevant than the others. The financial information reviewed by Morgan Joseph included the purchase prices and multiples paid by the acquiring company of the acquired company’s financial results over the twelve-month period preceding the acquisition (“LTM”). The table below summarizes the results of this analysis:
Multiples Observed from the Selected Transactions

	25th Percentile	50th Percentile	75th Percentile
Multiple of Transaction Value:
/LTM Sales	0.6x	0.7x	0.7x
/LTM EBITDA (1)	5.1x	6.0x	6.8x
/LTM EBIT(2)	8.3x	10.1x	10.6x

(1)	“EBITDA” means earnings before interest, taxes, depreciation and amortization.

(2)	“EBIT” means earnings before interest and taxes.
     Based on this analysis, Morgan Joseph derived a valuation range of 5.1x to 6.8x Lear’s 2006 adjusted EBITDA of $856.0 million to arrive at an implied share price range for Lear of $28.71 to $47.80, yielding a median implied share price of $38.50. The merger consideration is within this range of implied share prices. The implied share price range set forth above assumed adjustments to EBITDA to eliminate the results of Lear’s North American interior business segment, which is pending divestiture, and to eliminate certain charges considered to be of a non-recurring nature including goodwill and fixed asset impairment and restructuring charges (the “EBITDA Adjustments”). Lear has classified such business segment in Note 2 to Lear’s consolidated financial statements included in its Annual Report on Form 10-K for its fiscal year ended December 31, 2006 as constituting “assets and liabilities held for sale”. The range of EBITDA multiples applied by Morgan Joseph reflect the 25th percentile, at the low end, and the 75th percentile, at the high end, of the range of the Selected Transactions.

     Selected Publicly Traded Companies Analysis.
          Using publicly available information, Morgan Joseph reviewed the stock prices (at February 2, 2007) and selected market trading multiples of the following companies (the “Selected Companies”):
•	American Axle & Manufacturing Holdings Inc.;

•	Dana Corp.;

•	Faurecia SA;

•	Johnson Controls Inc.;

•	Magna International, Inc.;

•	TRW Automotive Holdings Corp.;

•	Valeo SA; and

•	Visteon Corp.
          The financial information reviewed by Morgan Joseph included market trading multiples exhibited by the Selected Companies with respect to their LTM, their 2006 estimated financial performance and their 2007 estimated financial performance. The table below provides a summary of these comparisons:
Multiples Observed from the Selected Companies

	25th Percentile	50th Percentile	75th Percentile
Multiple of Enterprise Value:
/LTM EBITDA	4.5x	4.9x	5.7x
/2006 Estimated EBITDA	4.7x	5.5x	6.2x
/2007 Estimated EBITDA	4.5x	4.7x	4.9x
     The multiples shown in the table above exclude Johnson Controls from the averages. Johnson Controls is a direct competitor of Lear in the automotive seating business. However, approximately 43% of Johnson Control’s revenues in fiscal 2006 and approximately 66% of operating income, excluding restructuring costs, were derived from businesses other than Johnson Control’s automotive interior systems and products. As a result, Morgan Joseph believed that Johnson Controls multiples were not indicative of comparable public companies in the automotive parts industry.
     The financial information reviewed by Morgan Joseph also included market trading multiples exhibited by Lear with respect to its LTM, its 2006 estimated financial performance and its 2007 estimated financial performance, as set forth in the table below:
Multiples for Lear

Multiple of Enterprise Value:
/LTM EBITDA	6.8x
/2006 Estimated EBITDA	6.8x
/2007 Estimated EBITDA	5.4x
     Based on this analysis, Morgan Joseph derived a valuation range of 4.5x to 6.2x Lear’s 2006 adjusted EBITDA of $856.0 million to arrive at an implied share price range for Lear of $22.16 to $40.79, yielding a median implied share price of $30.45. The merger consideration is within this range of implied share prices. The implied share price range set forth above took into account the EBITDA Adjustments. The range of EBITDA multiples applied by Morgan Joseph reflect the 25th percentile, at the low end, and the 75th percentile, at the high end, of the range of the Selected Companies.
     Because of the inherent differences in the business operations, financial condition and prospects of Lear, and the business operations and financial condition of the Selected Companies, Morgan Joseph did not rely solely on the quantitative results of the selected publicly traded companies analysis. Morgan Joseph also made non-mathematical, qualitative and subjective judgments concerning differences between the characteristics of the comparable companies and Lear which, in its judgment, could affect the values of such companies. The non-mathematical qualitative and subjective judgments made by Morgan Joseph included an evaluation of the different stages of maturity and the industry cycle of each Selected Company.

     Discounted Cash Flow Analysis
     Morgan Joseph selected the range of discount rates used for this analysis by calculating Lear’s implied weighted average cost of capital (“WACC”). Lear’s WACC was calculated by using various assumptions, including, but not limited to, an assumed cost of equity of 14.4% to 18.1%, an assumed pre-tax cost of debt of 8.5%, and an assumed marginal tax rate of 38%. The WACC calculation resulted in an approximate 11% discount rate for Lear which was used as a midpoint for the 10%-12% discount rate range.
     Morgan Joseph performed a discounted cash flow analysis to estimate the present value of the stand-alone, unlevered, after-tax free cash flows that Lear was projected to generate over the calendar years 2006 through 2010, based on internal estimates provided by Lear’s and AREP’s managements. Unlevered free cash flow represents the amount of cash generated and available for principal, interest and dividend payments after providing for the funding of Lear’s ongoing business operations. These cash flows were discounted to a present value using discount rates ranging from 10.0% to 12.0%. To calculate the implied enterprise value range for Lear, the discounted cash flows were added to a range of estimated “terminal” (end date) values, which was calculated by using the EBITDA Exit Multiple Methodology.
     This method calculates the terminal value by applying multiples ranging from 4.5x to 5.5x, based on EBITDA multiples paid as per the comparable transactions analysis, to the projected 2010 EBITDA of Lear. The implied terminal values were then discounted to present value using 10.0% to 12.0% discount rates. The present values of the implied terminal values of Lear were then added to the present value of the after-tax free cash flows to arrive at a range of enterprise values. The table below provides a summary of the range of enterprise values.

		Enterprise Value
	Free Cash
	Flow as of
	December 31,
	2006	4.5x	5.0x	5.5x
WACC
10.0%	$1,958.5	$5,323.1	$5,697.0	$6,070.8
11.0%	$1,914.8	$5,159.7	$5,520.3	$5,880.8
12.0%	$1,872.6	$5,003.2	$5,351.0	$5,698.8
     This analysis indicated an implied equity value per share range for Lear. The table below provides a summary of the range of implied equity value per share range.

		Equity Value per Share(1)
	Net Debt and
	Minority
	Interest as of
	December 31,
	2006	4.5x	5.0x	5.5x
WACC
10.0%	$2,061.0	$41.31	$46.04	$50.78
11.0%	$2,061.0	$39.24	$43.80	$48.37
12.0%	$2,061.0	$37.26	$41.66	$46.07

(1)	Based on 79.0 million fully diluted shares outstanding February 2, 2007.
     Although the Discounted Cash Flow analysis produced values higher than the consideration to be paid by AREP in the merger, Morgan Joseph believes that the analyses described in the Morgan Joseph Opinion must be considered as a whole and not on an individual basis, and that to consider it otherwise than as an entirety could potentially present an inaccurate or misleading description of such analyses.

     Premiums Paid Analysis
     Morgan Joseph reviewed the premiums paid for 317 selected publicly announced U.S. domestic transactions announced between February 2, 2006 and February 2, 2007 having transaction values of between $1.0 billion and $10.0 billion. Morgan Joseph then compared the average premiums of these transactions based on per share market prices of the target company at reference points of one day prior to transaction announcement, one week prior to transaction announcement and one month prior to transaction announcement, respectively, to the implied premium based on the merger consideration of approximately $36.00 per share in cash to Lear’s stock price at the same reference points as well as to Lear’s average stock price over a one-month, three-month and twelve-month period. The following table shows the average premiums of the above mentioned transactions and the implied premium based on the merger consideration.

	Target Offer Premium to
	1 Day Prior	1 Week Prior	1 Month Prior
Average Offer Premium	52.3%	69.0%	24.9%
Lear Merger Offer Premium	3.8%	4.0%	29.2%
     AREP and Morgan Joseph entered into a letter agreement dated February 1, 2007 relating to the services to be provided by Morgan Joseph in connection with the proposed merger. Pursuant to the terms of such letter agreement, AREP paid $375,000 to Morgan Joseph upon execution of the engagement letter and $375,000 on February 9, 2007 upon the delivery of the Morgan Joseph Opinion to the API Committees. AREP also agreed to reimburse Morgan Joseph for its reasonable out-of-pocket expenses incurred in connection with its engagement, including certain fees and disbursements of its legal counsel. Such fees and reimbursements were not contingent upon consummation of the merger. Under a separate letter agreement, AREP agreed to indemnify Morgan Joseph against liabilities relating to or arising out of its engagement, including liabilities under the U.S. federal securities laws.
     In the ordinary course of business during the past two years, Morgan Joseph (i) was engaged by the API Committees to provide fairness opinions to the API Committees in January 2005 in connection with certain acquisition transactions similar in nature to the proposed merger involving the acquisition by AREP of certain companies in which affiliates of Mr. Icahn owned capital stock, for which Morgan Joseph received aggregate fees of $1,000,000, and (ii) has been engaged by the API Committees to provide fairness opinions to the API Committees in connection with (a) a potential transaction involving the acquisition by AREP of certain debt instruments and the assumption of certain rights and obligations under certain derivative securities of a certain publicly traded company held by affiliates of Mr. Icahn, for which Morgan Joseph would receive fees of $750,000 upon delivery of its opinion to the API Committees and (b) an additional potential transaction involving the acquisition by AREP of all of the capital stock owned by affiliates of Mr. Icahn of a certain closely held company, for which Morgan Joseph has received a fee of $375,000 upon execution of an engagement letter in connection therewith and would receive an additional fee of $375,000 upon delivery of its opinion to the API Committees.
     In accordance with the letter agreement, Morgan Joseph’s opinion is addressed solely to the API Committees, solely for their use in connection with their review and evaluation of the consideration proposed to be paid by AREP in the merger. Neither the Morgan Joseph Opinion nor its underlying financial analyses may be relied on by any person or entity other than the members of the API Committees, in their capacity as such, without the prior written consent of Morgan Joseph. In accordance with the letter agreement, no holders of MLP Units, or any other AREP constituent, person or entity can rely or assert reliance on the Morgan Joseph Opinion or underlying financial analyses in connection with any voting, credit extension, audit or other consideration or assessment of the relative merits, risks or financial reporting requirements of the merger, or otherwise. Morgan Joseph’s view is that its duties in connection with the Morgan Joseph Opinion extend solely to the API Committees and that it has no legal responsibilities in respect thereof to any other person or entity under the laws of the State of New York, the laws which govern the engagement letter agreement between AREP and Morgan Joseph. Morgan Joseph states in the letter agreement that it would likely assert the substance of this view and the disclaimer described above as a defense to claims and allegations, if any, that might hypothetically be brought or asserted against it by any persons or entities other than the API Committees with respect to the Morgan Joseph Opinion and its financial analyses thereunder. Morgan Joseph also states, however, that because no court has definitely ruled to date on the availability of this defense to a financial advisor who furnished to its client for its exclusive use a fairness opinion, this issue necessarily would have to be judicially resolved on the merits in a final and non-appealable judgment of a court of competent jurisdiction. The letter agreement provides that there can be no assurance that such a court would apply the laws of the state of New York to the analyses and ultimate resolution of this issue if it were to be properly briefed by the relevant litigants and presented to the court. The letter agreement also provides that, in all cases, the hypothetical assertion or availability of such a defense would have absolutely no effect on Morgan Joseph’s rights and responsibilities under U.S. federal securities laws, or the rights and responsibilities of the API Committees under applicable state law or under U.S. federal securities laws.

APPENDIX C
A.T. Kearney Report
     In connection with its review and analysis of the proposed merger of Merger Sub with and into Lear, American Real Estate Partners, L.P. engaged A.T. Kearney, Inc. to conduct a business diligence review of Lear and to provide a strategic assessment of Lear, its competitors and the automotive industry generally. This report is referred to as the A.T. Kearney Report. A.T. Kearney is an affiliate of an international management consulting firm with experience providing business strategy, operations, and organization planning and consulting services. AREP instructed A.T. Kearney to conduct a strategic assessment of Lear, including an analysis of Lear’s revenue plan, restructuring plan, competitive position and prospects within the seating and electronic and electrical markets. A.T. Kearney did not review or analyze transactions comparable to the merger, provide advice or recommendations with respect to the consideration to be offered in connection with the merger or evaluate the fairness of the proposed merger to the stockholders of Lear.
     A.T. Kearney regularly engages in business diligence reviews and strategic assessments similar to that conducted for AREP. AREP selected A.T. Kearney to perform the business diligence review and strategic assessment based on A.T. Kearney’s knowledge, experience, and reputation in conducting such reviews and assessments, in general, and its understanding of the automotive parts industry in particular. A.T. Kearney has had no material relationship with AREP during the past two years and A.T. Kearney received customary fees in connection with the preparation and delivery of the A.T. Kearney Report.
     On February 2, 2007, A.T. Kearney presented the A.T. Kearney Report to AREP. The A.T. Kearney Report is attached to this document as Exhibit (c)(3). The following is a summary of the material analyses and conclusions contained in the A.T. Kearney Report. Please refer to Exhibit (c)(3) for a further description of the assumptions made, matters considered and qualifications and limitations on the A.T. Kearney Report and the review and analyses undertaken by A.T. Kearney in furnishing to AREP the A.T. Kearney Report.
     The A.T. Kearney Report is addressed and was furnished to AREP. It does not address the merits of the underlying business decision by AREP or any of AREP’s affiliates or constituents to propose, consider, approve, recommend, declare advisable or consummate the merger, and does not constitute a recommendation to the stockholders of Lear, AREP, the holders of AREP’s depositary units, or any other AREP or Lear constituent, person or entity as to any specific action that should be taken (or not be taken) in connection with the merger or as to any strategic or financial alternatives to the merger or as to the timing of any of the foregoing.
     The A.T. Kearney Report was prepared and delivered not for purposes of assessing the fairness to AREP or Lear stockholders of the merger or the consideration to

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be paid in connection with the merger, but as part of a general business strategy consulting assignment intended to educate AREP with respect to the industry in which Lear operates and Lear’s competitive position within that industry. The A.T. Kearney Report was not intended as a valuation of the fair market price per share in connection with the merger and it does not address the merits or fairness of the merger or the merger consideration.
     Project Methodology
     In connection with furnishing the A.T. Kearney Report, A.T. Kearney reviewed and analyzed, among other things, publicly available information and reports on the automotive industry and the automotive Tier I market generally and the seating and electrical and electronics markets specifically; information provided by members of Lear’s management team; onsite interviews of Lear executives; and publicly available information on Lear and Lear’s major customers and competitors.
     A.T. Kearney assumed and relied upon the accuracy and completeness of all publicly available information and data used by it and did not attempt to independently verify such information, nor did A.T. Kearney assume any responsibility or liability to do so. A.T. Kearney also assumed and relied upon the information and projections provided to it by AREP and Lear and that no relevant information had been omitted. A.T. Kearney did not attempt to independently verify any such information, nor did it assume any responsibility to do so.
     Throughout the course of its engagement, A.T. Kearney’s representatives were in contact with AREP in order to respond to specific instructions about the scope of its due diligence.
     Summary of Findings
     A.T. Kearney identified the following as strengths with respect to Lear and its business:
•	The seating market shows growth potential because seats are increasing in content and are increasingly used for vehicle differentiation;

•	Lear operates in a seat market with consolidated competition and rational pricing;

•	Lear has strong people, operations and systems;

•	Lear is favorably viewed in the industry and is trusted by most auto makers to deliver major programs; and

•	Lear’s business has a strong balance of market presence in North America and Europe with a growing Asian presence.

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A.T. Kearney identified the following concerns with respect to Lear and its businesses:

•	Generic risks associated with the North American based automotive Tier I market, including declining sales from the traditional “Big 3” auto makers; cost pressures from auto makers and raw material pricing volatility;

•	Lear’s ability to quickly transition sales and associated cost structure from North America to Asia and Eastern Europe are impacted by a significant union presence in Lear operations in North America and declining North American revenue which will create excess capacity in that region; and

•	A softening of Lear’s revenue pipeline in 2008 and 2009 with limited commercial opportunities in that timeframe.
     A.T. Kearney concluded that Lear is a well-positioned major seat supplier with a much smaller, sub-scale electrical and electronics business and made the following conclusions with respect to Lear and its businesses:
•	In late 2006 and projected into 2007, Lear has improved operating income levels to 3.2% and has rebounded from a weak performance in 2005;

•	Lear is executing a restructuring program for a total restructuring savings of approximately $125.0 million annually with an investment of approximately $300.0 million over the 2005-2007 timeframe;

•	Lear enjoys a strong relationship with its major customers and has successfully executed new program launches;
•	A review of 10 of Lear’s major programs representing in excess of $4 billion in revenues indicated that all programs reviewed were positive contributors with manageable risks;

•	Lear’s program management system and culture provide strong financial control, assumption tracking and execution management;

•	Lear is implementing a metal strategy to increase vertical integration and expand the metal and mechanism content, which requires it to increase competency in this complex area;

•	There is softness in the North American revenue pipeline in 2008 and 2009 that can be offset by aggressive sales activity in the near-future and/or increased restructuring and cost savings efforts; and

•	The Electrical distribution business is 4th in the market place, while electronics is a sub-scale niche player:
•	While these businesses are stable performers, their smaller size and differing competencies may require strategies different from that for the seating business.

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